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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   5  )*


                          Opta Food Ingredients, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 par value
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   68381N105
                   -----------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 68381N105                   13G                PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frank A. Bonsal, Jr.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            less than 5%

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          less than 5%
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             less than 5%

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          less than 5%
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      less than 5%

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      less than 5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 68381N105                   13G                PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Nancy L. Dorman

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,417 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          577,500
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,417 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          577,500 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      578,917 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 68381N105                   13G                PAGE 4 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles W. Newhall III

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            15,453 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          577,500 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             15,453 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          577,500 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      592,953 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:  Opta Food Ingredients, Inc.
            --------------

Item 1(b).  Address of Issuer's Principal Executive Offices:  25 Wiggins Avenue,
            -----------------------------------------------
            Bedford, Massachusetts  01730.

Item 2(a).  Name of Persons Filing:  New Enterprise Associates IV, Limited
            ----------------------
            Partnership ("NEA IV"), NEA Partners IV, Limited Partnership ("NEA Partners IV"), which is the sole general partner of NEA IV, New Enterprise Associates VI, Limited Partnership ("NEA VI"), NEA Partners VI, Limited Partnership ("NEA Partners VI"), which is the sole general partner of NEA VI; Nancy L. Dorman ("Dorman"), C. Richard Kramlich ("Kramlich"), Arthur J. Marks ("Marks"), Thomas C. McConnell ("McConnell") and Charles W. Newhall III ("Newhall") (the "General Partners"); and Frank A. Bonsal, Jr. ("Bonsal"). The General Partners are individual general partners of NEA Partners IV and NEA Partners VI. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

Item 4.     Ownership.
            ---------

            (a) Amount Beneficially Owned: Dorman is the record holder of 1,417 shares as of December 31, 1997. Dorman is an individual general partner of NEA Partners IV, the sole general partner of NEA IV, and NEA Partners VI, the sole general partner of NEA VI. NEA IV is the record owner of 105,000 shares of Common Stock as of December 31, 1997 (the "NEA IV Shares"). NEA VI is the record owner of 472,500 shares as of December 31, 1997 (the "NEA VI Shares"). As the sole general partner of NEA IV, NEA Partners IV may be deemed to own beneficially the NEA IV Shares. As the sole general partner of NEA VI, NEA Partners VI may be deemed to own beneficially the NEA VI Shares. By virtue of their relationship as affiliated limited partnerships, each of NEA IV and NEA VI and their general partners, NEA Partners IV and NEA Partners VI, respectively, may be deemed to own beneficially both the NEA IV Shares and the NEA VI Shares, for a total of 577,500 shares (the "Record Shares"). As an individual general partner of NEA Partners IV and NEA Partners VI, Dorman may be deemed to own beneficially the Record Shares and the 1,417 shares for a total of 578,917 shares.

                 Newhall is the record owner of 2,953 shares as of December 31, 1997 and holds options to purchase an aggregate of 12,500 shares, which options are exercisable within 60 days of December 31, 1997. As an individual general partner of NEA Partners IV, the sole general partner of NEA IV, and NEA Partners VI, the sole general partner of NEA VI, Newhall may be deemed to own beneficially the Record Shares, the 2,953 shares and the 12,500 shares for a total of 592,953 shares.

                 Bonsal has ceased to own beneficially more than 5% of the outstanding Common Stock of Opta Food Ingredients, Inc.

            (b) Percent of Class: Newhall: 5.4%. Dorman: 5.2%. Bonsal: Less than 5%. The foregoing percentages are calculated based on the 11,077,635 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Opta Food Ingredients, Inc. for the quarter ended September 30, 1997, as adjusted pursuant to Rule 13d-3(d)(1).


                              Page 5 of 10 Pages

         (c)  Number of shares as to which such person has:

              (i) sole power to vote or to direct the vote: 1,417 shares for Dorman. 15,453 shares for Newhall. Less than 5% for Bonsal.

              (ii) shared power to vote or to direct the vote: 577,500 shares for Dorman and Newhall. Less than 5% for Bonsal.

              (iii) sole power to dispose or to direct the disposition of: 1,417 shares for Dorman. 15,453 shares for Newhall. Less than 5% for Bonsal.

              (iv)  shared power to dispose or to direct the disposition of:
                    577,500 shares for Dorman and Newhall. Less than 5% for Bonsal.

         Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock of Opta Food Ingredients, Inc., except for such shares, if any, such Reporting Person holds of record.

Item 5.  Ownership of Five Percent or Less of a Class.
         --------------------------------------------

         Bonsal has ceased to be the beneficial owner of more than 5% of outstanding Common Stock of Opta Food Ingredients, Inc.


All other items of this Schedule 13G remain the same as reported on Schedule 13G
--------------------------------------------------------------------------------
dated as of February 10, 1997 and filed on behalf of the Reporting Persons with
-------------------------------------------------------------------------------
respect to the Common Stock of Opta Food Ingredients, Inc., except to reflect
-----------------------------------------------------------------------------
that Bonsal has ceased to be the beneficial owner of more than five percent of
------------------------------------------------------------------------------
the outstanding Common Stock, Dorman may be deemed to be the beneficial owner of
--------------------------------------------------------------------------------
578,917 shares or 5.2% of the outstanding Common Stock, and Newhall may be
--------------------------------------------------------------------------
deemed to be the beneficial owner of 592,953 shares or 5.4% of the outstanding
------------------------------------------------------------------------------
Common Stock of Opta Food Ingredients, Inc.
---------------------------------------------

                              Page 6 of 10 Pages

                                   SIGNATURE
                                   ---------

    After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1998


NEW ENTERPRISE ASSOCIATES IV, LIMITED PARTNERSHIP


By:  NEA Partners IV, Limited Partnership


   By:               *
      -----------------------------------
      Charles W. Newhall III
      General Partner


NEA PARTNERS IV, LIMITED PARTNERSHIP


By:                *
   ---------------------------------
   Charles W. Newhall III
   General Partner


NEW ENTERPRISE ASSOCIATES VI, LIMITED PARTNERSHIP

By:  NEA Partners VI, Limited Partnership


   By:               *
      -----------------------------------
      Charles W. Newhall III
      General Partner


NEA PARTNERS VI, LIMITED PARTNERSHIP


By:                *
   ---------------------------------
   Charles W. Newhall III
   General Partner


                              Page 7 of 10 Pages

              *
---------------------------------
Frank A. Bonsal, Jr.


              *
---------------------------------
C. Richard Kramlich


              *
---------------------------------
Arthur J. Marks


              *
---------------------------------
Thomas C. McConnell


              *
---------------------------------
Charles W. Newhall III

                                   */s/ Nancy L. Dorman
                                    -----------------------------------------
                                    Nancy L. Dorman
                                    on her own behalf and as Attorney-in-Fact

--------------------------------------------------------------------------------

This Schedule 13G was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc. and on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., which Powers of Attorney are incorporated herein by reference.


                              Page 8 of 10 Pages

                                                        EXHIBIT 1
                                                        ---------


                                   AGREEMENT

    Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Opta Food Ingredients, Inc.

    EXECUTED this 10th day of February, 1998.


NEW ENTERPRISE ASSOCIATES IV, LIMITED PARTNERSHIP

By:  NEA Partners IV, Limited Partnership


   By:              *
      ------------------------------
      Charles W. Newhall III
      General Partner


NEA PARTNERS IV, LIMITED PARTNERSHIP


By:                *
   ---------------------------------
   Charles W. Newhall III
   General Partner


NEW ENTERPRISE ASSOCIATES VI, LIMITED PARTNERSHIP

By:   NEA Partners VI, Limited Partnership


   By:              *
      ------------------------------
      Charles W. Newhall III
      General Partner


NEA PARTNERS VI, LIMITED PARTNERSHIP


By:                *
   ---------------------------------
   Charles W. Newhall III
   General Partner


                              Page 9 of 10 Pages

              *
---------------------------------
Frank A. Bonsal, Jr.

              *
---------------------------------
C. Richard Kramlich

              *
---------------------------------
Arthur J. Marks

              *
---------------------------------
Thomas C. McConnell

              *
---------------------------------
Charles W. Newhall III

                                   */s/ Nancy L. Dorman
                                    --------------------------------------------
                                    Nancy L. Dorman
                                    on her own behalf and as Attorney-in-Fact

--------------------------------------------------------------------------------

This Agreement was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc. and on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., which Powers of Attorney are incorporated herein by reference.


                              Page 10 of 10 Pages